Fortune Diversified Industries, Inc.
6402 Corporate Drive
Indianapolis, IN 46278
January 31, 2006
Mr. Max Webb, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fortune Diversified Industries, Inc. Form S-3; File # 333 131 33 5
Dear Mr. Webb:
Fortune Diversified Industries, Inc. (the “Registrant”) is filing this Delaying Amendment pursuant to Rule 473 (a) promulgated under the Securities Act of 1933, as amended. This Delaying Amendment relates to the Registration Statement on Form S-3 filed by the Registrant on January 27, 2006; file # - 333 131 335.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Fortune Diversified Industries, Inc.
By:	/s/ John F. Fisbeck
John F. Fisbeck
President and Chief Executive Officer